Appendix A
to the Operating Expenses Limitation Agreement

(as amended on October 25, 2011 to add a new share class)

Series or Fund of Advisors Series Trust	Operating Expense Limit
Huber Capital Equity Income Fund – Investor Class	1.49%
Huber Capital Equity Income Fund – Institutional Class	0.99%
Huber Capital Small Cap Value Fund – Investor Class	1.85%
Huber Capital Small Cap Value Fund – Institutional Class	1.35%

ADVISORS SERIES TRUST	HUBER CAPITAL MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Gary Thomas

Name: Douglas G. Hess	Name: Gary Thomas

Title: President	Title: COO/CCO